EXHIBIT 99.1

Brookfield Asset Management Reports 2017 Results

Net Income of $4.6 billion or $1.34 per share, FFO of $3.8 billion or $3.74 per share for 2017
Announces 7% Dividend Increase

BROOKFIELD, NEWS, Feb. 15, 2018 (GLOBE NEWSWIRE) -- Brookfield Asset Management Inc. (NYSE:BAM) (TSX:BAM.A) (Euronext:BAMA), a leading global alternative asset manager, today announced financial results for the year ended December 31, 2017.

Bruce Flatt, CEO of Brookfield, stated, “We had a very successful 2017 in terms of growth for our asset management franchise. We invested $15 billion of capital in high quality assets across multiple asset classes and geographies. We recently had a first closing for our latest flagship real estate fund and expect to complete the fundraising later this year. We also expect to launch our next flagship private equity fund in the first half of the year.”

Operating Results

Unaudited For the years ended December 31 (US$ millions, except per share amounts)	Three Months Ended		Years Ended
	2017	2016	2017	2016
Net income[1]	$2,083	$97	$4,551	$3,338
Per Brookfield share[2]	1.02	0.14	1.34	1.55
Funds from operations[2,3]	$1,301	$1,014	$3,810	$3,237
Per Brookfield share[2,3]	1.28	1.00	3.74	3.18

1. Consolidated basis - includes amounts attributable to non-controlling interests
2. Excludes amounts attributable to non-controlling interests
3. See Basis of Presentation on page 3 and a reconciliation of net income to FFO on page 9

Net income and funds from operations (“FFO”) both increased significantly in 2017. Net income totaled $4.6 billion, an increase of $1.2 billion compared to last year, reflecting strong operating results and a higher level of unrealized valuation gains. FFO was $3.8 billion, an increase of 18% from the prior year, which also reflects the strong operating results as well as an increased level of realized disposition gains from assets sold during the year. Net income per share reflects the allocation of income between common shareholders and non-controlling interests.

Operating results benefited from a 26% increase in the fee related earnings from our asset management activities as well as the impact of improved pricing and volumes across our operations. The increase in fee related earnings came as a result of new private funds, growth in the capitalization of our listed issuers and increased performance fees. The increased contribution from our invested capital reflects improved results across our businesses, in particular higher generation with our renewable power operations, the contribution from completed development projects and redeployment of capital into a number of significant acquisitions.

Dividend Declaration

The Board declared a quarterly dividend of US$0.15 per share (representing US$0.60 per annum), payable on March 29, 2018 to shareholders of record as at the close of business on February 28, 2018. This represents a 7% increase over the prior year. The Board also declared all of the regular monthly and quarterly dividends on its preferred shares.

Operating Highlights

Our fee bearing capital reached $126 billion, a 15% increase over December 2016, through a combination of successful fundraising in our private funds and growth in our listed issuers, and we expect fundraising to remain strong in 2018.

During late 2017 and early 2018, we raised initial capital for our third flagship real estate fund, which we expect will be meaningfully larger than its predecessor. In addition, our latest flagship private equity fund, BCP IV, is over 80% invested or committed and, as a result, we will launch fundraising for the next fund in this series in the first half of 2018. Our latest flagship infrastructure fund, BIF III, is advancing well and is approximately 50% invested or committed.

We held closes of four credit funds including the final close for our first infrastructure credit fund, Brookfield Infrastructure Debt I ("BID I"), which raised $885 million, exceeding our target of $700 million. We also held a close of our first open ended real estate credit fund.

We made progress on our fundraising efforts in the high net worth space, raising over $400 million since the beginning of 2017 through multiple channels, including private banks and with registered investment advisers.

The capitalization of our listed issuers increased by 23% over the prior year. This was the result of strong unit price performance, supported by robust growth in the underlying businesses, leading to distribution increases and higher market capitalization of those entities.

The expansion in fee bearing capital has increased the earning potential of our asset management franchise with annualized fees and target carry now at $2.5 billion, an increase of 22% compared to this time last year.

Annualized fees increased by 26% to $1.5 billion, adding significantly to current earning potential of our asset management franchise, while annualized target carried interest increased by 16% to $1.0 billion, representing significant future earning potential.

Our private funds generated unrealized carried interest of $1.3 billion, bringing our total accumulated unrealized carried interest to $2.1 billion, which is more than double the December 2016 amount.

We generated unrealized carried interest across our various funds based on fund profits from yield and capital appreciation. Contributing significantly to unrealized carried interest was GrafTech, our graphite electrode manufacturing operations held within BCP IV, following significant pricing increases that were secured with long-term contracts. Also, in December, our real estate business completed the sale of its European logistics business, Gazeley, for a gross multiple of capital of 4.5 times and a 47% gross IRR, generating significant unrealized carried interest in BSREP I.

Realized carried interests in 2017 were $99 million, of which $69 million was earned in the fourth quarter, as a result of the disposition of Norbord shares by our second flagship private equity fund.

As a result of strong growth in FFO per unit, BIP, BPY and BEP all increased their distributions within their targeted 5% to 9% range, while BBU's unit price increased significantly in 2017.

This year FFO earned from our listed issuers benefited from organic growth and from the capital we deployed globally in both development projects and new businesses. We invested $15 billion across various asset classes and geographies, of which our listed issuers contributed $5.4 billion alongside our institutional partners.

We continue to maintain strong liquidity and a robust balance sheet with core liquidity and dry powder of $27 billion for future opportunities.

We finished the year with $8 billion of core liquidity and $19 billion of third-party private fund commitments.  This provides a scale strategic advantage enabling us to participate in investment opportunities that others may not be able to.

Basis of Presentation

This news release and accompanying financial statements are based on International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), unless otherwise noted.

We make reference to Funds from Operations (“FFO”). We define FFO as net income attributable to shareholders prior to fair value changes, depreciation and amortization, and deferred income taxes, and include realized disposition gains that are not recorded in net income as determined under IFRS. FFO also includes the company’s share of equity accounted investments’ FFO on a fully diluted basis. FFO consists of the following components:

  FFO from Operating Activities represents the company’s share of revenues less direct costs and interest expenses; excludes realized carried interest and disposition gains, fair value changes, depreciation and amortization and deferred income taxes; and includes our proportionate share of FFO from operating activities recorded by equity accounted investments on a fully diluted basis. We present this measure as we believe it assists in describing our results and variances within FFO.

  Realized Carried Interest represents our contractual share of investment gains generated within a private fund after considering our clients minimum return requirements. Realized carried interest is determined on third-party capital that is no longer subject to future investment performance.

  Realized Disposition Gains are included in FFO because we consider the purchase and sale of assets to be a normal part of the company’s business. Realized disposition gains include gains and losses recorded in net income and equity in the current period, and are adjusted to include fair value changes and revaluation surplus balances recorded in prior periods which were not included in prior period FFO.

We use FFO to assess our operating results and the value of Brookfield’s business and believe that many shareholders and analysts also find this measure of value to them.

We note that FFO, its components, and its per share equivalent are non-IFRS measures which do not have any standard meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies.

We make reference to Annualized Fees and Target Carry, which we use to illustrate potential future performance based on our current level of fee bearing capital and the associated fee rates. Annualized fees include the following components:

  Listed partnership and private funds management fees, including fees to be earned on period end fee bearing capital and private fund fee bearing capital committed subsequent to period-end but prior to the date of publication.

  Incentive distributions from our listed partnerships, based on the most recent quarterly distributions declared.

  Performance fees, including fees earned from BBU assuming 10% annual unit price appreciation above the hurdle rate as well as performance fees from our public securities business based on the two-year historical average.

  Transaction and advisory fees, based on the two-year historical average, as timing and size of when these types of fees are earned fluctuate based on types and size of the related transaction, as well as specific agreements with investors in the related transactions.

Target Carry reflects our estimate of the carried interest earned on a straight-line basis over the life of a fund, assuming target returns are achieved.

We make reference to Invested Capital. Invested Capital is defined as the amount of common equity in our segments and underlying businesses within the segments.

We also make reference to Unrealized Carried Interest, which represents our share of fund profits if all of our funds were wound up and liquidated at period end values.  We use this measure to gain additional insight into how investment performance is impacting our ability to earn carried interest in the future.

We provide additional information on the determination of FFO and reconciliation between FFO and net income attributable to Brookfield shareholders in our quarterly Supplemental Information and filings available at www.brookfield.com.

Additional Information

The Letter to Shareholders and the company’s Supplemental Information for the three months ended December 31, 2017 contain further information on the company’s strategy, operations and financial results. Shareholders are encouraged to read these documents, which are available on the company’s website.

The attached statements are based primarily on information that has been extracted from our financial statements for the year ended December 31, 2017, which have been prepared using IFRS, as issued by the IASB. The amounts have not been audited by Brookfield’s external auditor.

Brookfield's Board of Directors have reviewed and approved this document, including the summary unaudited consolidated financial statements prior to its release.

Information on our dividends can be found on our website under Stock & Distributions/Distribution History.

Quarterly Earnings Call Details

Investors, analysts and other interested parties can access Brookfield Asset Management’s 2017 Year End Results as well as the Shareholders’ Letter and Supplemental Information on Brookfield’s website under the Reports & Filings section at www.brookfield.com.

The conference call can be accessed via webcast on February 15, 2018 at 11:00 a.m. Eastern Time at www.brookfield.com or via teleconference at 1-866-521-4909 toll free in North America. For overseas calls please dial 1-647-427-2311, at approximately 10:50 a.m. Eastern Time. A recording of the teleconference can be accessed at 1-800-585-8367 or 1-416-621-4642 (password: 6188608).

Brookfield Asset Management Inc. is a leading global alternative asset manager with approximately $285 billion in assets under management. The company has more than a 100-year history of owning and operating assets with a focus on property, renewable power, infrastructure and private equity. Brookfield offers a range of public and private investment products and services, and is co-listed on the New York, Toronto and Euronext stock exchanges under the symbol BAM, BAM.A and BAMA, respectively. For more information, please visit our website at www.brookfield.com.

Please note that Brookfield’s previous audited annual and unaudited quarterly reports have been filed on EDGAR and SEDAR and can also be found in the investor section of its website at www.brookfield.com. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

For more information, please visit our website at www.brookfield.com or contact:

Claire Holland Communications & Media Tel: (416) 369-8236 Email: claire.holland@brookfield.com	Linda Northwood Investor Relations Tel: (416) 359-8647 Email: linda.northwood@brookfield.com

Forward-Looking Statements

Note: This news release contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of Brookfield and its subsidiaries, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.”

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause the actual results, performance or achievements of Brookfield to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the behavior of financial markets, including fluctuations in interest and foreign exchange rates; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; strategic actions including dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); the ability to appropriately manage human capital; the effect of applying future accounting changes; business competition; operational and reputational risks; technological change; changes in government regulation and legislation within the countries in which we operate; governmental investigations; litigation; changes in tax laws; ability to collect amounts owed; catastrophic events, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments including terrorist acts and cyber terrorism; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, Brookfield undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

This release does not constitute an offer of any Brookfield fund.

CONSOLIDATED BALANCE SHEETS

Unaudited (US$ millions)	December 31	December 31
	2017	2016
Assets
Cash and cash equivalents	$5,139	$4,299
Other financial assets	4,800	4,700
Accounts receivable and other	11,973	9,133
Inventory	6,311	5,349
Assets classified as held for sale	1,605	432
Equity accounted investments	31,994	24,977
Investment properties	56,870	54,172
Property, plant and equipment	53,005	45,346
Intangible assets	14,242	6,073
Goodwill	5,317	3,783
Deferred income tax assets	1,464	1,562
Total Assets	$192,720	$159,826

Liabilities and Equity
Accounts payable and other	$17,965	$11,915
Liabilities associated with assets classified as held for sale	1,424	127
Corporate borrowings	5,659	4,500
Non-recourse borrowings
Property-specific mortgages	63,721	52,442
Subsidiary borrowings	9,009	7,949
Deferred income tax liabilities	11,409	9,640
Subsidiary equity obligations	3,661	3,565
Equity
Preferred equity	4,192	3,954
Non-controlling interests in net assets	51,628	43,235
Common equity	24,052	22,499
Total Equity	79,872	69,688
Total Liabilities and Equity	$192,720	$159,826

CONSOLIDATED STATEMENTS OF OPERATIONS

Unaudited For the periods ended December 31 (US$ millions, except per share amounts)	Three Months Ended		Years Ended
	2017	2016	2017	2016
Revenues	$13,065	$6,935	$40,786	$24,411
Direct costs	(10,635)	(5,150)	(32,388)	(17,718)
Other income and gains	944	91	1,180	482
Equity accounted income	123	252	1,213	1,293
Expenses
Interest	(968)	(826)	(3,608)	(3,233)
Corporate costs	(26)	(24)	(95)	(92)
Fair value changes	280	(488)	421	(130)
Depreciation and amortization	(590)	(482)	(2,345)	(2,020)
Income tax	(110)	(211)	(613)	345
Net income	$2,083	$97	$4,551	$3,338

Net income attributable to:
Brookfield shareholders	$1,046	$173	$1,462	$1,651
Non-controlling interests	1,037	(76)	3,089	1,687
	$2,083	$97	$4,551	$3,338

Net income per share
Diluted	$1.02	$0.14	$1.34	$1.55
Basic	1.05	0.15	1.37	1.58

SUMMARIZED FINANCIAL RESULTS

Unaudited For the periods ended December 31 (US$ millions, except per share amounts)	Three Months Ended		Years Ended
	2017	2016	2017	2016
Asset management	$362	$314	$970	$866
Property	636	368	2,004	1,561
Renewable power	93	26	270	180
Infrastructure	91	103	345	374
Private equity	32	126	333	405
Residential	96	75	34	63
Corporate	(9)	2	(146)	(212)
Funds from operations[1,2]	$1,301	$1,014	$3,810	$3,237

Per share	$1.28	$1.00	$3.74	$3.18

Unaudited For the periods ended December 31 (US$ millions, except per share amounts)	Three Months Ended		Years Ended
	2017	2016	2017	2016
FFO from operating activities[1,2]	$837	$669	$2,420	$2,165
Realized carried interest[3]	46	149	74	149
Realized disposition gains[1]	418	196	1,316	923
Funds from operations[1,2]	1,301	1,014	3,810	3,237
Realized disposition gains not in income[1]	(276)	(179)	(1,007)	(732)
Fair value changes	368	(311)	(216)	(345)
Depreciation and amortization	(256)	(245)	(895)	(900)
Income tax	(91)	(106)	(230)	391
Net income attributable to shareholders	$1,046	$173	$1,462	$1,651

Per share	$1.02	$0.14	$1.34	$1.55

Notes:
1. Non-IFRS measure – see Basis of Presentation on page 3
2. Excludes amounts attributable to non-controlling interests
3. Excludes carried interest generated that is subject to future investment performance

EARNINGS PER SHARE

Unaudited For the periods ended December 31 (US$ millions, except per share amounts)	Three Months Ended		Years Ended
	2017	2016	2017	2016
Net income	$2,083	$97	$4,551	$3,338
Non-controlling interests	(1,037)	76	(3,089)	(1,687)
Net income attributable to shareholders	1,046	173	1,462	1,651
Preferred share dividends	(39)	(33)	(145)	(133)
Net income available to common shareholders	$1,007	$140	$1,317	$1,518

Weighted average shares	959.2	959.0	958.8	959.0
Dilutive effect of the conversion of options and escrowed shares using treasury stock method[1]	24.2	18.3	21.2	17.6
Shares and share equivalents	983.4	977.3	980.0	976.6

Diluted earnings per share	$1.02	$0.14	$1.34	$1.55

Notes:
1. Includes management share option plan and escrowed stock plan

RECONCILIATION OF NET INCOME TO FUNDS FROM OPERATIONS

Unaudited For the periods ended December 31 (US$ millions)	Three Months Ended		Years Ended
	2017	2016	2017	2016
Net income	$2,083	$97	$4,551	$3,338
Equity accounted fair value changes and other non-FFO items	508	198	856	458
Fair value changes	(280)	488	(421)	130
Depreciation and amortization	590	482	2,345	2,020
Deferred income taxes	26	140	327	(558)
Realized disposition gains in fair value changes or prior periods[1]	233	196	1,116	766
Non-controlling interests	(1,859)	(587)	(4,964)	(2,917)
Funds from operations[1,2]	$1,301	$1,014	$3,810	$3,237

Notes:
1. Non-IFRS measure – see Basis of Presentation on page 3
2. Excludes amounts attributable to non-controlling interests